UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8591-9267

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by TDH Holdings, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Index to Unaudited Consolidated Interim Financial Statements

Page

Consolidated Balance Sheets as of June 30, 2018 (Unaudited) and December 31, 2017	2

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) For The Six Months Ended June 30, 2018 and 2017 (Unaudited)	3

Consolidated Statements of Cash Flows For The Six Months Ended June 30, 2018 and 2017 (Unaudited)	4

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,486,464	$2,346,109
Restricted cash, current	1,037,824	797,668
Accounts receivable	1,726,107	1,932,924
Accounts receivable - related party	97,787	-
Advances to suppliers	384,610	633,554
Inventories	7,696,593	9,135,332
Due from related parties	283,334	361,961
Prepayments and other current assets	957,391	371,796
Total current assets	13,670,110	15,579,344
NON-CURRENT ASSETS:
Restricted cash, non-current	500,000	500,000
Property, plant and equipment, net	3,358,909	3,520,373
Land use rights, net	204,899	211,023
Equity Investments	226,617	-
Deferred tax assets	872,510	-
Total non-current assets	5,162,935	4,231,396
Total assets	$18,833,045	$19,810,740

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,260,891	$4,734,110
Accounts payable - related parties	134,175	152,298
Notes payable	1,807,950	1,377,106
Advances from customers	490,096	231,230
Advances from customers - related party	-	7,520
Short term loans	3,127,313	1,402,514
Taxes payable	13,331	13,562
Due to related parties	204,786	345,873
Other current liabilities	335,524	392,435
Total current liabilities	12,374,066	8,656,648
NON-CURRENT LIABILITIES:
Deferred tax liabilities	-	5,810
Total liabilities	12,374,066	8,662,458

Equity
Common stock ($0.001 par value; 200,000,000 shares authorized; 9,423,750 shares issued and outstanding at June 30, 2018 and December 31, 2017)	9,424	9,424
Additional paid-in capital	9,947,084	9,947,084
Stock subscription receivable	-	(100,000)
Statutory reserves	160,014	160,014
Retained earnings (deficit)(1)	(3,957,057)	823,474
Accumulated other comprehensive income	299,723	308,286
Total TDH Holdings, Inc. stockholders’ equity	6,459,188	11,148,282
Noncontrolling interest	(209)	-
Total equity	6,458,979	11,148,282
Total liabilities and equity	$18,833,045	$19,810,740

(1)	On January 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective method, which means that prior periods amount will be reported on a historical basis and amounts for 2018 are reported on the new basis. Under the new accounting standard, the main impact to the Company is that revenue generated from products sold to certain E-commerce platforms is recognized at the time products are delivered rather than when the price is determined and mutually agreed upon between the Company and the E-commerce platforms, usually at a later time after products delivery. The cumulative impact arising from the adoption was an increase to retained earnings as of January 1, 2018 of approximately $0.05 million.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For The Six Months Ended June 30, 2018	For The Six Months Ended June 30, 2017

Net revenues	$11,034,840	$14,074,615
Net revenues - related parties	517,038	9,087
Total revenues	11,551,878	14,083,702
Cost of revenues	12,007,697	9,918,642
Cost of revenues - related parties	435,449	7,161
Gross profit	(891,268)	4,157,899
Operating expenses:
Selling expense	2,404,158	2,130,758
General and administrative expense	1,476,634	905,693
Research and development expense	920,745	455,878
Total operating expenses	4,801,537	3,492,329
Income (loss) from operations	(5,692,805)	665,570
Interest expense	(46,142)	(46,814)
Government subsidies	21,676	407
Other income	9,944	40,985
Other expenses	(34,629)	(61,591)
Total other expenses	(49,151)	(67,013)
Income (loss) before income taxes provision (benefit)	(5,741,956)	598,557
Income tax provision (benefit)	(913,052)	55,489
Net income (loss)	(4,828,904)	543,068
Less: Net loss attributable to noncontrolling interest	(42)	-
Net income (loss) attributable to TDH Holdings, Inc.	$(4,828,862)	$543,068

Comprehensive income (loss)
Net income (loss)	$(4,828,904)	$543,068
Other comprehensive income (loss)
Foreign currency translation adjustment	(8,730)	122,832
Total comprehensive income (loss)	(4,837,634)	665,900
Less: Comprehensive loss attributable to noncontrolling interest	(209)	-
Comprehensive income (loss) attributable to TDH Holdings, Inc.	$(4,837,425)	$665,900

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$(0.51)	$0.07
Diluted	$(0.51)	$0.07
Weighted average common shares outstanding
Basic	9,423,750	7,900,000
Diluted	9,423,750	7,900,000

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the six months ended	For the six months ended
	June 30, 2018	June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(4,828,904)	$543,068
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization expense	189,571	174,663
Deferred income tax asset	(913,052)	-
Deferred income tax liability	-	(1,174)
Changes in operating assets and liabilities:
Accounts receivable	436,165	(629,097)
Accounts receivable - related party	(101,665)	-
Inventories	1,152,362	(3,109,155)
Due to related party	9,424	-
Advances to suppliers	247,602	127,546
Prepayments and other current assets	(640,101)	(201,707)
Accounts payable	1,740,043	2,929,702
Accounts payable - related parties	(16,146)	-
Notes payable	472,309	(568,785)
Taxes payable	(782)	39,846
Advances from customers	273,226	(469,522)
Advances from customer - related party	(7,685)	-
Other current liabilities	(52,402)	37,928

NET CASH USED IN OPERATING ACTIVITIES	$(2,040,035)	$(1,126,687)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments to acquire property, plant and equipment	(59,603)	(28,730)
Loans to related parties	(236,388)	(1,225,765)
Repayment from related parties	254,902	-
Payments for equity investments	(235,605)	-

NET CASH USD IN INVESTING ACTIVITIES(2)	$(276,694)	$(1,254,495)

CASH FLOWS FROM FINANCING ACTIVITIES:
Collection of stock subscription receivable	100,000	644,970
Proceeds from related parties	4,665	1,736,158
Repayments to related parties	(188,484)	(676,957)
Proceeds from short term loans	2,133,269	1,008,076
Repayments of short term loans	(314,139)	(1,169,430)

NET CASH PROVIDED BY FINANCING ACTIVITIES	$1,735,311	$1,542,817

Effects on changes in foreign exchange rate	(38,071)	34,820
Net change in cash, cash equivalents, and restricted cash	(619,489)	(803,545)
Cash, cash equivalents, and restricted cash - beginning of the period	3,643,777	1,852,223
Cash, cash equivalents, and restricted cash - end of the period	$3,024,288	$1,048,678

Supplemental cash flow information
Interest paid	$46,142	$46,814
Income taxes paid	$-	$7,390

Non-cash Investing and Financing Transactions
Operating expenses paid by related parties	$58,650	$43,059
Liabilities assumed in connection with purchase of property, plant and equipment	$21,785	$2,639
Accounts payable settled with loans to related parties	$-	$10,632
Receivables from related parties settled with payables to related parties	$56,875	$1,060,574

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$1,486,464	$528,118
Restricted cash	$1,537,824	$520,560
Total cash, cash equivalents, and restricted cash	$3,024,288	$1,048,678

(2)	The Company adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, beginning in the first quarter of fiscal year 2018. As a result of adopting this new accounting update, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of the retrospective reclassification on cash flows used in investing activities and effect of exchange rate changes for the six months ended June 30, 2017 was an increase of $201,075 and an increase of $14,515, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 28, 2018

TDH HOLDINGS, INC.

By:	/s/ Cui Rongfeng
Name: Cui Rongfeng
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 28, 2018.